Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Valeritas, Inc.:

We consent to the use of our report dated February 23, 2015, with respect to the consolidated balance sheet of Valeritas, Inc. and its subsidiaries as of December 31, 2014, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 23, 2015 refers to our audit of the consolidated financial statements before the effects of the adjustments to retrospectively reflect the reverse merger described in Note 1, Note 14 and Note 15 to the consolidated financial statements. We were not engaged to audit, review, or apply any procedures to those adjustments and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Our report dated February 23, 2015 contains an explanatory paragraph that states that the Company has suffered recurring losses and negative cash flows from operations, and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts

October 4, 2016